June 26, 2007

VIA EDGAR as a CORRESPONDENCE and HAND DELIVERY

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop #3561

Washington, DC 20549

RE:	Great Plains Energy Incorporated
Registration Statement on Form S-4
Filed on May 8, 2007
File No. 333-142715

Dear Mr. Owings:

On behalf of our client, Great Plains Energy Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2007 (the “Comment Letter”), with respect to the registration statement on Form S-4 filed by the Company with the Commission on May 8, 2007 (File No. 333-142715) (the “Registration Statement”).  In connection with this response to the Comment Letter, the Company hereby files with the Commission pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amendment”).  On behalf of the Company, we are furnishing to the Staff by hand delivery three marked and three unmarked courtesy copies of the Amendment in typeset format.  Each marked courtesy copy shows all changes to the Registration Statement as originally filed on May 8, 2007.  The Company has responded in a separate letter to the portion of the comment letter relating to its annual report on Form 10-K.

The Company and, where applicable, Aquila, Inc. (“Aquila”) have responded to all of the Staff’s comments.  The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

All page number references in the Company’s responses are to the page numbers in the Registration Statement included in the Amendment.

Joint Prospectus Cover Page

1.                                      Please highlight the cross-reference to your Risk Factors section by prominent type or in another manner. See Item 501 (b)(5) of Regulation S-K.

Response:  The Company has complied with the Staff’s comment.

Summary, page 1

2.                                    Please remove from the Summary section and elsewhere in the forepart of your document all defined terms. Readers should be able to discern the meaning of all terms used in the forepart of the document without a definition.

Response:  The Company has complied with the Staff’s comment on page 1 and throughout the forepart.

Questions and Answers about the Transactions, page 2

What will Aquila stockholders receive in the Merger for their shares? page 4

3.                                    You mention that Aquila shareholders will not know the exact value of the shares of Great Plains Energy common stock they will receive. Please revise to disclose the value of the shares of Great Plains Energy as of the most recent date practicable as well as the date immediately prior to the execution of the merger agreement, and add the cash consideration being remitted, so that Aquila shareholders can appreciate what the aggregate value of the consideration was as of those dates. Also, please discuss when Aquila stockholders may expect to receive their shares of your common stock and whether any shares of common stock will be reserved or held in escrow for these stockholders.

Response:  The Company has updated the disclosure to include the value of the Great Plains Energy shares as of June 25, 2007 and as of the date immediately prior to the execution of the merger agreement.  The Company has also included information regarding when Aquila stockholders may expect to receive their shares of the Company common stock and how the Company has set aside the common stock to be issued to Aquila stockholders in anticipation of the merger.

Why has Great Plains Energy decided to enter into the merger? page 4

4.                                    The answer to this question implicitly pertains to the perceived benefits of the merger. Please balance the disclosure in this subsection and in the Why did Aquila’s board of directors approve the Transaction subsection with a succinct summary of the probable risks related to the merger.

Response:  The Company has updated this disclosure.

As a Participant in the Great Plains Energy Cash or Deferred…page 7

5.                                      We note your indication that the Great Plains Energy common stock allocated to the shareholder’s plan will not be voted by the plan trustee “unless it determines that it is required to vote the shares in order to comply with its fiduciary responsibilities to plan participants.”  Please revise to clarify what you mean by this and how the trustee will exercise its discretion.  For example, we note that the trustee of the Aquila Retirement Investment 401(k) Plan will, where instructions are not provided vote the shares allocated to the plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions; please disclose what the trustee of Great Plains Energy’s plan will do. Also, for both companies’ plans, please disclose the amount of shares that are subject to the plan and file the instructions to be provided to participants in the plans as exhibits to the registration statement.

Response:  We supplementally advise the Commission that the Great Plains Energy Incorporated Cash or Deferred Arrangement is a tax-qualified retirement savings plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  As reflected in the filing, the trust under the Great Plains Energy Incorporated Cash or Deferred Arrangement provides that the trustee for the plan will vote shares of the Company common stock that are held by the plan and allocated to a participant’s account in accordance with the directions of the participant. The trust further provides (also as reflected in the filing) that shares for which instructions are not received will not be voted, unless the trustee determines that it is required to vote the shares in order to comply with law. ERISA requires, among other things, plan fiduciaries to act solely in the best interests of plan participants in discharging their duties under a plan which is subject to ERISA.  The trustee is a fiduciary to the Great Plains Energy Incorporated Cash or Deferred Arrangement and may determine that in order to fulfill its fiduciary duties under ERISA and act in the interests of plan participants, it must vote shares of the Company for or against the issuance of shares in connection with the merger.  The trustee for the plan is not required to inform the Company prior to the vote as to whether or how it intends to vote shares for which instructions are not received and, as of the date hereof, the Company has not been informed as to the plan trustee’s intentions with respect to the voting of any such shares.

The Company has revised its disclosure to reflect the number of shares held in the plan.  The form of the Company proxy card (Exhibit 99.6) contains the voting instructions to the plan trustee.

Interests of Aquila’s Executive Officers in the Transaction, page 10

6.                                    As a result of the transactions discussed in this document, you state that Aquila’s senior executive officers will receive $7,340,401 based upon the terms of their agreements with Aquila. Here or on page 123 where you go into greater detail, please disclose specifically the amount each senior executive will receive in the aggregate.

Response:  The Company has complied with the Staff’s comment by cross-referencing to the relevant disclosure on page 135 of the Amendment.

The Transactions, page 12

7.                                      Please provide under a separate heading an explanation of the material differences between the rights of security holders of Aquila and the rights of the holders of the securities being offered. See Item 4(a)(4) of Form S-4.

Response: The Company has included this disclosure on page 26.

Conditions to the Completion of the Merger, page 12

8.                                  In this section and throughout your document as applicable, please clarify briefly which conditions to the merger or the asset sale, if any, are waiveable. Please be aware that we generally believe resolicitation is required when companies waive material conditions to a merger.

Response:  The Company has updated the applicable disclosure regarding the waiveability of the merger or asset sale conditions and refers the Staff to the applicable disclosures on pages 13-15, 154-155 and 167.  The Company understands the Staff’s position regarding resolicitation.

9.                                      Also, please discuss in this section and throughout your document as applicable whether there is any material uncertainty as to any of the conditions to the completion of the merger or asset sale.

Response:  The Company has updated the applicable disclosure regarding the uncertainty of conditions to the merger and asset sale and refers the Staff to the applicable disclosures on pages 14-15, 155 and 167.

Legal Proceedings Related to the Transactions, page 15

10.                               Here or on page 158, please revise your disclosure to update readers as to the status of proceedings and relevant deadlines that are approaching.

Response: The Company has updated the disclosure regarding the status of legal proceedings on pages 172-173.

Unaudited Comparative Per Share Data, page 23

11.                               We assume this presentation is being made pursuant to Item 3(f) of Form S-4.  Please note that such information should be presented in comparative columnar form, including historical and pro forma per share data for Great Plains and historical and equivalent pro forma per share data for Aquila. In this regard, please show us how you determined equivalent pro forma per share data for Aquila and where it is presented.

Response: The Company has revised the presentation in the Amendment to present the information in comparative columnar form, and added a footnote to explain that the equivalent pro forma data for Aquila includes the historical and pro forma effects of the Asset Sale transaction as reflected in Aquila’s Unaudited Pro Forma Condensed Combined Financial Information, referencing the page number where it is presented.

The Transactions, page 47

Background of the Merger, page 47

12.                               In the second full paragraph on page 49, you mention Black Hills for the first time in this section. Therefore, please disclose the manner in which Black Hills became involved in the transaction. Please disclose whether Great Plains involved them in the transaction. If so, please disclose how Great Plains garnered their involvement. In this regard, please provide additional background information about who controls Black Hills and in what line of business they engage.

Response: The Company has complied with the Staff’s comments by including the requested disclosure in the “Background of the Merger” on page 52.

13.                               Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that “representatives” of Great Plains Energy, Aquila, or Black Hills, “a special committee of Great Plains Energy’s board of directors,” or “representatives of management” performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

Response:  The Company has complied with the Staff’s comments by including the requested disclosure in the “Background of the Merger” on pages 50-60.

14.                               In the last paragraph on page 47, you state that Aquila’s board discussed the possibility that a business combination “may” provide greater value to Aquila’s shareholders than continuing to operate on a stand-alone basis. Please discuss the benefits and risks associated with the stand-alone alternative, and indicate why this alternative was deemed inferior to the business combination transaction.  Please note that your revised disclosure must include all alternatives considered by all filing persons.  This comment also applies to the “financial aspects of alternatives” to the Great Plains proposal referred to on page 52.

Response:  The Company has complied with the Staff’s comment by including the requested disclosure on pages 50-52.

15.                             On page 48, you state that the financial advisors discussed with Aquila’s board of directors the possibility that it might be necessary for an acquisition of Aquila to be structured as a two-step transaction in which certain businesses of Aquila would be sold to one party followed by an acquisition of the Aquila corporate entity by another party.  Please explain the rationale for this need.

Response:  The Company has complied with the Staff’s comment by including the requested disclosure on pages 50-52.

16.                             You mention that representatives from Great Plains and Aquila met on May 19, 2006. Considering this would appear to have been before the financial advisors began contacting the nine targeted parties, please disclose how Great Plains and Aquila decided to meet.

Response:  The Company has complied with the Staff’s comment by including the requested disclosure on page 52.

17.                               Please tell us whether negotiations with “Bidder A,” “Bidder B,” “Bidder C,” or “Bidder D” went beyond the preliminary inquiry stage. If so, please identify by name that particular entity to the extent their bid was higher than Great Plains’ bid.

Response:  As is indicated on pages 52-56, none of the bidders other than the Company presented any offer or proposal to Aquila beyond their preliminary indications of interest.  As a result, we have not named the entities or provided further information regarding their bids.

18.                               Please revise to elaborate upon the key terms of the merger agreements provided to the bidders on October 10, 2006.

Response:  The Company has complied with the Staff’s comment by including the requested disclosure on page 55.

19.                               Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document and, if written, filed as an exhibit.  This requirement includes final and preliminary reports.  For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board. In addition, you should file as exhibits to the Form S-4 any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Response: The opinions of Credit Suisse Securities (USA) LLC, Sagent Advisors Inc., Blackstone Advisory Services L.P., Lehman Brothers, Inc., and Evercore Group L.L.C., which are the only “reports, opinions or appraisals” referred to in the Registration Statement, are included in the Registration Statement as annexes to the joint proxy statement/prospectus.  See Item 21(c) of Form S-4.  Each such opinion is described as required by Item 4(b) of Part I.A. of Form S-4 and Item 14(b)(6) of Schedule 14A.  The presentation materials prepared by the financial advisors in connection with their respective opinions and summarized in the Registration Statement are being provided to the Staff under separate cover by their respective counsel on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, such counsel have requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, such counsel also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R §200.83.

Great Plains Energy’s Reasons for the Merger and Recommendation of Great...page 54

20.                               In this section and in the Aquila’s Reasons for the Merger and Recommendation of Aquila’s Board of Directors section beginning on page 71, please ensure that each factor you cite contains adequate detail to place it in context. It is important that stockholders understand why the boards chose to pursue the merger. Therefore, please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of each board’s consideration of each factor. In this regard, please describe in specific terms what it was about each factor that supports the board’s decision. As examples, consider the following:

•                  more clearly explain the “Improved reliability and customer service” the merger will create;

•                  provide more specific guidance as to the source of the “Significant Cost Savings and Synergies,” such as the $500 million in gross synergies over the first five years after the merger consummation that the combined company will generate and how your subsequent synergy discussion was revised;

•                  describe the “scope of Great Plains Energy’s due diligence investigation and the results thereof” that you discuss on page 57;

•                  address the potential benefits to “the communities in which Great Plains Energy and Aquila are located and which they serve” as discussed also on page 57; and

•                  explain how management determined to recommend the transaction, as you indicate on page 57.

Response:  The Company has complied with the Staff’s comment by including the requested disclosure on page 62 and pages 64-65.

Opinion of Credit Suisse Securities (USA) LLC, page 59

21.                               Please revise this section and other applicable sections throughout your document to provide a clearer and more concise discussion of the analyses performed by Credit Suisse Securities (USA) LLC, Sagent Advisors Inc., and Lehman Brothers, Inc. For each analysis, please expand your disclosure to provide a more full discussion of the statistical findings, including how these companies determined the multiples in each analysis, the assumptions made under each method, and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. See Item I015(b)(6) of Regulation M-A.

Response: With respect to the portion of the Staff’s comment to disclose conclusions drawn from the results of each analysis, we believe that the disclosure in the Registration Statement addresses the Staff’s comment in that the disclosure presents the results of each analysis as evaluated and reviewed with the boards by their respective financial advisors in connection with their opinions.  Specifically, with respect to Credit Suisse’s analyses, the disclosure summarizing such analyses reflects the implied per share equity reference ranges for Aquila and the Company derived from the financial analyses (i.e., the results obtained from each analysis) and then directly compares these ranges with the implied per share value of the merger consideration and the closing stock price of the Company on February 5, 2007.  With respect to the analyses performed by Sagent and Lehman Brothers, we have clarified the disclosure so that the results obtained from each analysis as currently disclosed are directly compared with the implied per share value of the merger consideration or, in the case of Sagent, the implied transaction value of the merger.

With respect to the portion of the Staff’s comment to disclose the implied equity values and implied prices per share, as applicable, derived from the analyses, the implied per share equity reference ranges for Aquila and Great Plains Energy derived from the financial analyses performed by Credit Suisse and Lehman Brothers currently are presented on pages 69-72 and pages 106-109, respectively, of the Registration Statement.  With respect to Sagent, the disclosure summarizing the material financial analyses performed by Sagent does not reflect a range of implied equity values or implied prices per share.  This is because Sagent did not analyze or present to the Company’s board of directors results in terms of equity value or per share value.  Instead, Sagent focused on enterprise value based metrics with the board which are disclosed on pages 75-79 of the Registration Statement.

With respect to the balance of the Staff’s comment, the disclosure appearing on pages 69-72, 75-79 and 106-109 of the Registration Statement has been revised in response to the Staff’s comment to, among other things, provide a more full discussion of the analyses performed.

22.                               In the appropriate sections of the document, please disclose, in a bulleted format, the specific assumptions, factors, and limitations Credit Suisse Securities (USA) LLC, Sagent Advisors Inc., Blackstone Advisory Services L.P., Lehman Brothers, Inc., and Evercore Group L.L.C. made in performing their analyses of the fairness of the consideration.

Response: The disclosure appearing on pages 66-68, 74, 85-86, 103-105 and 118-120 of the Registration Statement has been revised in response to the Staff’s comment.

23.                               We note your disclosure that you have agreed to pay Credit Suisse Securities (USA) LLC, as well as each of the other fairness advisors, a customary fee for its financial advisory services. Please expand your disclosure to quantify the fees paid, or to be paid, to Credit Suisse and all other fairness advisors for their services in connection with the merger transactions, including any contingent fees.

Response:  The disclosure appearing on page 73 of the Registration Statement has been revised in response to the Staff’s comment.

Projected Financial Information, page 117

24.                               With reference to guidance in Item 10(b) of Regulation S-K, please explain to us in detail why it is appropriate to present 5 years of projected financial information. Additionally, disclose the assumptions most significant to the projections.

Response:  Item 10(b)(2) of Regulation S-K states that the period covered by projections  depends “to a large extent on the particular circumstances of the company involved.”  The Company has two operating subsidiaries — KCP&L and Strategic Energy, L.L.C.  KCP&L is a regulated public utility, and Strategic Energy has been a subsidiary for approximately ten years.  The Company thus has detailed knowledge and experience for both companies and for their respective markets.

The Company has a long-established formal budgeting and planning process through which it prepares detailed budgets and corresponding financial projections for the next five-year period.  The five years of projected financial information presented by the Company in the Registration Statement was taken from the 2007-2011 budget and financial projection information prepared through this process.  The Company has no projected financial information greater than 5 years.

The Company believes that its history of operations and its experience in preparing five year budgets and corresponding financial projections support its statement in the Registration Statement that the presented projected financial information was prepared on a reasonable basis, reflects the best estimates and judgments available as of the date of its preparation and presents, to the best of management’s knowledge and belief as of the date of its preparation, the expected course of action and the expected future financial performance of the Company.

The Company has disclosed in the Registration Statement the assumptions underlying the projected financial information that it considers the most significant.  However, the Company has supplemented the disclosure in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences to Aquila Stockholders, page 127

25.                               You state on pages 127 and 128 that the consequences discussed here are “not intended to constitute a complete description of all tax consequences relating to the merger.” Please revise this statement as it is inappropriate to indicate that your disclosure is incomplete.

Response:  The Company has complied with the Staff’s comment by including the requested disclosure on page 140.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 162

26.                               Please update your pro forma financial statements through March 31, 2007. Similarly, update all financial information presented throughout the filing through such date. Refer to Rules 3-12 and ll-Q2(c) of Regulation S-X.

Response: The pro forma financial statements and all financial information were updated through March 31, 2007, in the Registration Statement.

Aquila, Inc. Unaudited Pro Forma Condensed Statement of Income, page 163

27.                               Please explain to us why the Aquila Historical As Adjusted “Other revenues” line item reflects negative revenues. If this caption contains any expenses please explain.

Response:  “Other revenues” includes a net loss of approximately $10 million on energy trading contracts for price risk management activities of the non-regulated Merchant Services business.  This amount is presented net in the statement of income in accordance with the consensus on Issue 1 in EITF 02-03 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”.  Net sales for Adjusted Aquila resulted in negative revenue due to net losses on the energy trading contracts.

Aquila Inc. Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 166

Note 2. Synergies, page 166

28.                               Please explain to us what you mean by the statement “The pro forma adjustments do not include any amounts…other than transaction-related expenses reflected in

Aquila’s consolidated financial statements as of December 31, 2006.” In this regard you should separately disclose such pro forma adjustments to the extent not narratively described in Note 4.B.

Response:  Note 2, “Synergies”, has been edited to provide additional clarity.  There are no pro forma adjustments for expected synergies, restructuring activities or other integration activities.

Note 4. Pro Forma Adjustments, page 166

29.                               Please separately present pro forma adjustments separate from the carve out information related to the Asset Sale. To the extent such adjustments are limited to those disclosed in Note B on page 166, please make it clear where the debit side of such accruals are reflected in the pro forma balance sheet and how it was treated in the pro forma income statement.  Furthermore, any adjustments relating to the assumed proceeds from the Asset Sale and sale of Aquila’s Kansas electric business, such as a change in the gain/loss on disposition, should be reflected via separate pro forma adjustment with descriptive narrative in the notes rather than being buried in the carve out column.

Response:  The Company has revised the pro forma adjustments and related notes to separate the carve out information related to the Asset Sale, pro forma, cash proceeds and gain on sales adjustments in response to the Staff’s comments.

Great Plains Energy Incorporated Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 172

Note 4.D, page 175

30.                               Given the significant decrease in the fair value of the combustion turbines as reflected in the purchase adjustment, please advise whether Aquila performed an impairment analysis on such asset(s) in prior periods.  If so, please provide us the estimates of cash flows and fair values. If not, please explain in detail why no such evaluation was performed as your fair value analysis coupled with paragraph 8.a of SFAS 144 would suggest such an analysis should have been performed.  We may have further substantive comment.

Response:  Page 59 of Aquila’s Form 10-K for the year ended December 31, 2006 contains a discussion of the impairment analysis relating to the Crossroads plant under the requirements of SFAS No. 144.  Aquila evaluated the value of the plant as “held and used”.  An excerpt from the Aquila Form 10-K pages 59-60 is provided below:

We evaluated the carrying value of the Crossroads plant as of December 31, 2005.  We performed this evaluation due to reduced spark spreads and an oversupply of generation that we expect to continue for the next few years.  This situation has prevented

the plant from producing significant margins and, in turn, has created losses for us.   It is forecasted that these losses will continue for the next few years.  We separately tested the cash flows for the plant based on estimated margin contributions and forecasted operating expenses over its remaining plant life.  The peaking plant was placed into service in 2002 and we depreciate the facility over 35 years.  In evaluating future estimated margin contributions, we used external price curves based on four different future price environments.  In each environment, we calculated an average margin contribution based on a multi-simulation scenario analysis and then equally weighted each price environment.  Based on this analysis and the level of probability we would sell this asset, the undiscounted probability weighted cash flows for the plant exceeded its current book value.  Therefore, under SFAS 144 no impairment was required as of December 31, 2005.  We have evaluated this asset as held and used.  If at some future date we determine this asset is held for sale, based on current market values, we would likely record a material impairment charge.  As of December 31, 2006, we reviewed market conditions and the assumptions used in the 2005 assessment and determined that no significant adverse changes had occurred.  Therefore, a full assessment was not required.  As of December 31, 2006, the carrying value of the plant was $118.9 million.

In accordance with paragraph 8 of SFAS 144, Aquila performed an evaluation as of December 2006 to determine if there were any events or changes in circumstances to indicate the carrying amount of Crossroads may not be recoverable.  Key considerations in performing this analysis are summarized below:

•                  Although Crossroads continues to generate operating and cash flow losses, this is not a change in events or circumstances from the impairment analysis performed as of December 31, 2005, which did not anticipate significant operation of or cash flow from the plant prior to 2009.

•                  An analysis regarding potential changes in the market price of Crossroads was completed indicating favorable changes since December 31, 2005.  A percentage change in implied heat rate (the ratio of electricity prices to natural gas prices) from 2005 to 2006 was calculated using third party projected price curves published by Cambridge Energy Research Association (CERA) under four market scenarios, showing increases of 0% to 44%.

•                  Aquila’s management continues to evaluate options for Crossroads.  However, there are currently no plans to sell or otherwise dispose of this asset before the end of its estimated useful life.

•                  Estimated weighted average undiscounted cash flows from the plant totaled $379.5 million for the remaining life of the plant (30 years) which exceeded the book value of $118.9 million at December 31, 2006.  Therefore, the second step in the SFAS 144 impairment analysis using discounted cash flows was not required.

Note 4.E. page 175

31.                               With respect to Aquila’s non-regulated business, please describe to us in detail your process for identifying acquired intangible assets and explain why you determined you did not acquire any such assets.  In doing so, describe to us in further detail the nature and significance of Aquila’s non-regulated operations. See paragraphs 39 and AI0-A28 of SFAS 141. We may have further comment.

Response:  Aquila’s non-regulated business is Merchant Services, which consists primarily of the interest in the Crossroads plant located in Mississippi and the remaining wholesale energy trading portfolio.  The Crossroads plant does not have dedicated customers and is designed to operate only during periods of peak demand in the geographic area in which the plant is located.  Aquila has exited the wholesale energy trading business, ceasing wholesale energy trading during 2002 with subsequent activity focused on limiting credit risk to counterparties and liquidating trading positions.  Certain contracts remain in the trading portfolio because of Aquila’s inability to liquidate or terminate the contracts under economically feasible terms.  The remaining Merchant Services business is expected to continue incurring operating losses, as disclosed within Item 1A. Risk Factors of Aquila’s Annual Report on Form 10-K for the year ended December 31, 2006.  Merchant Services assets, net of the fair value purchase adjustment as described in Note D to the Great Plains Energy Incorporated Unaudited Pro Forma Condensed Combined Financial Statements, represents 3.6% and 3.4% of the total assets presented in the Great Plains Energy Combined Pro Forma Balance Sheets at March 31, 2007 and December 31, 2006, respectively.

The Company’s management gave careful consideration for identifying potential acquired intangibles.  To ensure all possible intangibles that meet the criteria for recognition apart from goodwill were considered, the process included a review of the example listing provided within paragraph A14 of SFAS No.141, “Business Combinations,” with documentation of the rationale why each example was not relevant to the non-regulated operations to be acquired.  However, the significant decrease in the book value as reflected in the purchase adjustment as described in Note D to the Great Plains Energy Incorporated Unaudited Pro Forma Condensed Combined Financial Statements is additional support that Aquila’s Merchant Services did not have any acquired intangible assets.

Note 4.O, page 176

32.                               Please explain to us why the regulatory asset for certain unrecognized pension costs was not recorded in the historical financial statements of Aquila.  Please be detailed in your explanation.

Response:  The rate-making treatment of Aquila’s Missouri regulated utilities’ pension costs has varied through out Aquila’s history.  Through the early 1990’s Aquila’s pension costs were recovered in rates on a “contribution” or “pay-as-you-go” method, even after Aquila’s adoption of SFAS No. 87.  In the mid-1990’s, the rate-making treatment was changed to recovery of the net SFAS No. 87 expense method.  This treatment continued through April 2004 when the rate-making treatment was changed back to an average “ERISA minimum contribution” method.  Upon adoption of SFAS No. 158, Aquila management made a probability assessment of its ability to recover its unfunded benefit obligations in each of its regulatory jurisdictions.  This assessment included a review and evaluation of how benefit costs have historically been recovered in rates, prior rate orders, communications received from its regulators and management’s historical knowledge and experience in each jurisdiction, including Missouri. This assessment was performed to determine if Aquila met the criteria of paragraph 9 of SFAS No. 71 regarding the conditions that must be met before a regulatory asset can be recorded.  Given the current rate recovery of pension costs in Aquila’s Missouri regulated utilities on an “ERISA minimum contribution” method and historical inconsistency in the regulator’s approach to rate recovery for pensions, Aquila’s management concluded that its unrecognized prior service cost, and net actuarial gain/loss in Missouri were not probable of recovery as that term is used in SFAS No. 71 and defined in SFAS No. 5.  Accordingly, no regulatory asset was recorded in this jurisdiction.  As a result, the unrecognized prior service cost and net actuarial gain/loss were reclassified to accumulated other comprehensive income from prepaid pension expense upon the adoption of SFAS No. 158.

Exhibit Index

33.                               We encourage you to file all exhibits with your next amendment. Also, please file or provide us with advance draft copies of all voting documents, including the sample proxy cards, instruction forms, and relevant forms.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response:  The Company’s proxy card (Exhibit 99.6) includes voting instructions to the trustee of the Great Plains Energy Cash or Deferred Arrangement.  The Company is filing an amended proxy card in response to comment 36.  Aquila is providing their proxy card as an exhibit in response to comment 36.

Exhibit 5.1

34.                               In the second paragraph of this opinion, counsel states that he has “assumed…the legal capacity of all persons…”  This statement appears to indicate that counsel has assumed that the officers have the legal capacity to sign the instruments or documents examined or relied upon by counsel. However, this assumption is not appropriate because it assumes a conclusion of law that is a necessary requirement of the ultimate legality opinion. Therefore, please remove this assumption or clarify the statement’s meaning.

Response:  The term “legal capacity” includes the mental and medical condition of the person.  It does not include authority, which is the legal power to bind another party.  It is customary and usual in legal opinions to assume the legal capacity of the persons executing documents.  However, to address this comment, counsel has agreed that Exhibit 5.1 will be revised to clarify that this assumption does not apply to persons executing the documents on behalf of the Company.

35.                               Legal opinions must be valid and up-to-date as of the registration statement’s effectiveness date and any other qualifications are unacceptable. The first two sentences in the opinion’s second-to-last paragraph appear to qualify counsel’s opinion in an unacceptable manner. Therefore, please have counsel revise his opinion to eliminate those qualifications or clarify their meaning.

Response:  It is common practice to qualify registration statement legal opinions that are given prior to the issuance of the securities in respect of factual matters that could change between the time the opinion is given and the closing of the transaction.  The Company will also follow the common practice of filing with the Commission an unqualified legal opinion upon the issuance of the common stock.

Exhibit 99.6

36.                               On page 42 and elsewhere in your registration statement, you indicate that you may adjourn the meeting to solicit additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable.  See Rule 14a-4.  Please revise this disclosure and the proxy card.  The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response:  The Company is filing an amended Exhibit 99.6, and has revised its disclosure, in response to this comment.

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Please telephone the undersigned at (212) 735-2050 or my colleague Moshe Gerstein at (212) 735-3583 if you have any questions or need any additional information.

Very truly yours,

/s/ Nancy A. Lieberman

Nancy A. Lieberman

cc: Mark G. English, Esq.